VERIDIUM CORPORATION
One Jasper Street
Paterson, NJ 07522
973-942-7700

December 19, 2005

Securities and Exchange Commission
450 Fifth Street, NW
Washington, DC 20549

Re:	Veridium Corporation
.	Registration Statement on Form SB-2 (File No. 333-116946)

Ladies and Gentlemen:

Pursuant to Rule 477 under the Securities Act of 1933, as amended, Veridium Corporation hereby applies for withdrawal of the above-referenced Registration Statement on Form SB-2, which was initially filed with the Securities and Exchange Commission on June 29, 2004 and amended on December 2, 2004, April 12, 2005 and July 18, 2005.

The Registration Statement was filed in contemplation of public offerings by Laurus Master Fund, Ltd. and GSC Investments, L.L.C. Veridium is withdrawing the Registration Statement in contemplation of (a) a substantial modification of the contractual relationship between Veridium and Laurus Master Fund, Ltd., (b) a substantial modification of the contractual relationship between Veridium and GSC Investments, L.L.C., and (c) a fundamental revision to Veridium’s business plan, including termination of certain operations and reorganization of other operations. The Registration Statement has not been declared effective, and none of the securities included in the Registration Statement have been sold in connection with the offerings.

Please provide, by facsimile, a copy of the order granting withdrawal of the Registration Statement to our legal counsel, Robert Brantl (facsimile: 718-965-4042). If you have any questions with regard to this application for withdrawal, please contact Mr. Brantl at 718-768-6045.

Veridium Corporation
By: /s/ Kevin Kreisler
Kevin Kreisler, Chairman